Exhibit 99.2

Formato de Poder / Form of Power of Attorney

Carta Poder / Proxy Letter

[*] (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de [*] (los “Apoderados”) para que cualquiera de los Apoderados, asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico, S.A.P.I. de C.V. (la “Sociedad”), que se celebrará el 13 de mayo de 2024 a las 15:00 horas, dentro del domicilio social de la Sociedad, específicamente en el ubicado en Av. Paseo Royal Country 4596, Torre Cube 2, piso 16, Fraccionamiento Puerta de Hierro, Zapopan, Jalisco, 45116, México (la “Asamblea”) en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea, [*] acciones que de dicha Sociedad la Poderdante es titular:

[*] (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of [*] (the “Attorneys-in-Fact”) so that, attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.P.I. de C.V. (the “Company”), to be held on May 13, 2024 at 15:00 at the Company's registered office, specifically at Av. Paseo Royal Country 4596, Torre Cube 2, 16th floor, Fraccionamiento Puerta de Hierro, Zapopan, Jalisco, 45116, Mexico (the “Meeting”), through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set forth below, in such Meeting, [*] shares owned by the Principal:

Orden del Día de la Asamblea General Ordinaria de Accionistas	Agenda for the General Ordinary Shareholders' Meeting

		A favor	En contra	Abstención
1.	Presentación, discusión, modificación, y en su caso, aprobación del informe anual del Consejo de Administración, a que se refiere el inciso e) de la fracción IV del artículo 28 de la Ley del Mercado de Valores y el artículo 172 inciso b) de la Ley General de Sociedades Mercantiles, por el ejercicio social comprendido del 1 de enero de 2023 al 31 de diciembre de 2023.

2.	Presentación, discusión, modificación, y en su caso, aprobación del informe anual por parte del Comité de Auditoría y Prácticas Societarias por el ejercicio social comprendido del 1 de enero de 2023 al 31 de diciembre de 2023.

3.	Informe sobre el cumplimiento de las obligaciones fiscales a cargo de la Sociedad durante el ejercicio social comprendido del 1 de enero de 2023 al 31 de diciembre de 2023.
4.

Presentación, discusión, modificación, y en su caso, aprobación de los estados financieros consolidados de la Sociedad con motivo del ejercicio social comprendido del 1 de enero de 2023 al 31 de diciembre de 2023.

5.	Discusión, y en su caso, aprobación del pago de dividendos.

		In favor	Against	Abstention
1.

Presentation, discussion, amendment, and if such is the case, approval of the annual management report referred to article 28, section IV, subsection e) of the Securities Market Law and article 172 subsection b) of the General Law of Commercial Companies, for the fiscal year from January 1, 2023 to December 31, 2023.

2.

Presentation, discussion, amendment, and if such is the case, approval of the annual report by the Audit and Corporate Practices Committee, for the fiscal year from January 1, 2023 to December 31, 2023.

3.	Report on compliance with the tax obligations of the Company during the fiscal year from January 1, 2023 to December 31, 2023.
4.	Presentation, discussion, amendment, and if such is the case, approval of the Company's audited and consolidated financial statements for the fiscal year from January 1, 2023 to December 31, 2023.
5.	Discussion, and if such is the case, approval of dividends payment.

6.	Discusión, y en su caso, reelección, elección o remoción de los miembros del Consejo de Administración de la Sociedad.
7.	Discusión, y en su caso, reelección, elección o remoción de los miembros del Comité de Auditoría y Prácticas Societarias de la Sociedad.
8.	Discusión, y en su caso, determinación de los emolumentos correspondientes a los miembros del Consejo de Administración y miembros del Comité de Auditoría y Prácticas Societarias de la Sociedad.
9.	Designación de delegados especiales para formalizar las resoluciones adoptadas en la Asamblea.

El Poderdante ratifica desde ahora los actos que realicen los Apoderadosen el ejercicio legal de este mandato.

6.	Discussion, and if such is the case, reelection, election or removal of the members of the Board of Directors of the Company.
7.	Discussion, and if such is the case, reelection, election or removal of the members of the Company's Audit and Corporate Practices Committee.
8.

Discussion, and if such is the case, determination of the emoluments corresponding to the members of the Company's Board of Directors and members of the Company's Audit and Corporate Practices Committee.

9.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

26 de abril de 2024 / April 26, 2024

[*]

Por/By: [*]

Cargo/Title: Apoderado / Attorney-in-fact

Testigos/Witnesses

Por/By :	Por/By :
Nombre/Name:	Nombre/Name: